                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 10-SB


                 General Form For Registration of Securities of
                   Small Business Issuers Under Section 12(b)
               or 12(g) of the Securities and Exchange Act of 1934

                            A. M. S. MARKETING, INC.
                 (Name of Small Business Issuer in Its Charter)


            Delaware                                     65-0854589
  (State or other Jurisdiction              (IRS Employer Identification No.)
of Incorporation or Organization)

7040 W. Palmetto Park Road
Building 4, Suite 572
Boca Raton, FL                                                    33433
(Address of Principal Executive Offices)                        (Zip Code)

                                     (561) 218-2140
                    (Issuer's Telephone Number, Including Area Code)

               Securities to be registered under Section 12(b) of the Act:

  Title of Each Class                             Name of Each Exchange on Which
  to be so Registered                             Each Class is to be Registered

          None                                            None

           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock

                                (Title of Class)

                                TABLE OF CONTENTS


Item                                                                      Page
----                                                                      ----
PART I
------
1.    Business                                                             2

2.    Management's Discussion and Analysis                                 4

3.    Description of Property                                              5

4.    Security Ownership of Certain Beneficial Owners and Management       5

5.    Directors and Executive Officers                                     6

6.    Executive Compensation                                               7

7.    Certain Relationships and Related Transactions                       7

8.    Description of Securities                                            7

PART II

1.   Market Price of and Dividends on the Registrant's
     Common Equity and Related Stockholder Matters                         7

2.   Legal Proceedings                                                     8

3.   Changes in and Disagreements With Accountants                         8

4.   Recent Sales of Unregistered Securities                               8

5.   Indemnification of Directors and Officers                             11

PART F/S                                                                   12

1.   Financial Statements                                                  14

PART III

1.   Index to Exhibits


                                    PART I

Item 1.  Business

Forward-looking Statements

      This Registration Statement includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," estimate," "consider," or similar expressions are used.

      Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. In addition, the Company does not have any intention or obligation to update forward-looking statements after the effectiveness of this Registration Statement, even if new information, future events or other circumstances have made them incorrect or misleading. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in
Section 21E of the Exchange Act.

History

     A.M.S. Marketing Inc. ("A.M.S.") was incorporated in Delaware in July, 1998 as a wholly owned subsidiary of Parkview Management Inc., a Florida corporation ("Parkview"). On August 20, 1998, Parkview merged with and into A.M.S. as a result of which A.M.S. succeeded to all of the assets and liabilities of Parkview. Accordingly, all references herein to the "Company" include A.M.S. and Parkview. Parkview was formed in July 1982 and provided business consulting services to start-up and developmental companies until 1993 when it ceased operations.

      In January 1998, Alfred M. Schiffrin, the current president and sole director of the Company, purchased from the Company 1,200,000 shares of its common stock, par value $.001 per share (the "Common Stock"), for $1,200 and, on the same date, purchased 800,000 shares of Common Stock for $800 from a former officer and director of the Company. As a result, Mr. Schiffrin became the controlling shareholder of the Company.

      On January 25, 1999, the Company effected a two for one forward split of its outstanding shares of Common Stock (the "Forward Split"). Unless otherwise indicated, all share and per share data set forth below gives effect to the Forward Split. The Common Stock is not currently traded on any exchange. The Company intends to apply to have the shares of Common Stock traded on the OTC Bulletin Board but there can be no assurance that such application will be granted and, if granted, that an active market will be established or maintained for the Common Stock.

General

      The Company is in the development stage. Since June 1998, the Company has been marketing pre-owned, brand name photocopy machines for an unrelated office furniture company. The Company is exploring other marketing opportunities, including the purchase and sale of new and pre-owned office equipment, office furniture, home furnishings and appliances. The Company is also considering other means of expanding its business, such as through acquisition, that may entail the issuance of additional shares of its Common Stock, but there are no current plans to do so.

Services/Products

      The Company is currently marketing pre-owned, refurbished Canon and Minolta photocopy machines in conjunction with Office Furniture Warehouse, Inc. ("OFWI"), an unaffiliated party located in Pompano Beach, Florida, where OFWI maintains a 12,000 square foot showroom and a nearby 30,000 square foot warehouse. OFWI is a retail seller of new and used office furniture and systems. The photocopiers marketed by the Company range from simple desk-top models to stand-alone, multi-function business machines.

      Pursuant to an oral agreement between the Company and OFWI, which is terminable at will by either party, revenues generated from the sale of pre-owned photocopiers, after deduction of the cost of each photocopier and the cost of a 90-day warranty purchased from an unaffiliated party, are shared equally between the Company and OFWI. The Company is the sole and exclusive marketer for OFWI of pre-owned photocopiers.

      The pre-owned photocopiers are purchased by OFWI and are delivered and installed by OFWI trucks and personnel. The photocopiers are warranteed for 90 days following installation by a third party provider with whom OFWI contracts.

      The Company is highly dependent upon OFWI. Termination by OFWI of its oral agreement with the Company would have a material adverse effect upon the Company, as the Company currently lacks the financial resources to operate its own retail outlets and may be unable to locate another party for whom it could provide its marketing services on the same terms and conditions as agreed with OFWI.

      The Company is exploring other marketing opportunities, including the purchase and sale of new and pre-owned office equipment, office furniture, home furnishings and appliances. In each case, the Company will attempt to favor in its product mix pre-owned items, as the Company believes it can realize greater gross profit margins on such items.


Distribution

      The Company markets the pre-owned photocopiers by means of daily advertisements in local newspapers, daily facsimile transmissions to local businesses, periodic advertisements in newspapers of larger circulation and direct mail solicitations independently and in conjunction with OFWI.

Competition

      The pre-owned photocopier industry is highly competitive and consists of several large and medium sized companies as well as numerous small companies. The Company also competes with sellers of new photocopy machines. Competition in the industry is generally based on price, service and availability of varied models of equipment. The Company anticipates that it will experience substantial competition in attempting to secure clients for its marketing services with respect to products other than pre-owned photocopiers. In each instance, almost all of the Company's competitors possess greater resources than the Company and have a longer operating history.

Principal Suppliers

      All of the pre-owned photocopier machines currently marketed by the Company are purchased by OFWI from Intercom Copier Market ("ICM"), an unaffiliated party located in Pompano Beach, Florida. The Company believes that ICM is the largest wholesaler of pre-owned photocopiers in south Florida and one of the largest in the United States. There are other suppliers from whom OFWI could purchase pre-owned photocopiers. The Company believes, however, that because of favorable logistics and pricing and the high quality of the equipment sold by ICM, the loss of ICM as a supplier would have a significant effect upon the Company. In addition, interruptions in supply could adversely effect the ability of the Company and OFWI to meet customer demand in a timely manner.

      The 90 day warranty offered by OFWI is currently provided by two, unrelated third party providers. The Company believes that there are other such providers and the loss of either of the current providers would not have a material adverse effect upon the Company.

Governmental Regulation

      The Company is not subject to any governmental regulations other than those generally applicable to all businesses.

Employees

      The Company does not have any employees other than its current officer and director, Alfred M. Schiffrin. The Company's success will be largely dependent upon the decisions made by Mr. Schiffrin, who does not devote all of his business time to the Company's affairs.

Item 2.  Management's Discussion and Analysis

Overview

      The Company is in the development stage having recommenced operations in June 1998 after being inactive for several years. Accordingly, management believes that comparisons between the results of operations for 1998 and prior years would not be meaningful.

      The Company is currently engaged in marketing activities for an unrelated party and has no employees other than its president who is unsalaried. The Company does not anticipate hiring any employees, purchasing any plant or significant equipment or conducting any product research and development during the next (12) months. The Company also does not anticipate initiating any sales activities for its own account until such time as the Company's resources permit.

      As discussed below, fiscal year 1998 was characterized by nominal revenues offset by significant expenses associated with financing and establishment of the Company's offices.

Results of Operations

      Revenues in fiscal 1998 were approximately $11,100 and expenses were approximately $19,600, resulting in a net loss for such year in the amount of approximately $8,500. Of the $19,600 of expenses, approximately $12,000 represented legal, accounting and filing fees incurred in connection with the Company's private placement in December, 1998 that resulted in gross proceeds to the Company of $44,450 and approximately $3,000 represented certain one-time costs and expenses of establishing the Company's offices.

      The Company is not presently aware of any known trends, events or uncertainties that may have a material impact on its revenues or income from operations.

Liquidity and Capital Resources

      The Company financed its operations during 1998 through a non-interest bearing loan of $7,500 from its president that was repaid at the end of 1998 and revenues from operations, and from the net proceeds of $32,450 received from the sale of 44,450 shares of Common Stock. As of December 31, 1998, the Company's principal sources of liquidity consisted of cash of $35,470 and accounts receivable of $898. The Company believes that such sources will be sufficient to allow it to operate with minimum revenues over the next twelve months.

      The Company does not have any present plans to raise additional capital through the sale of Common Stock or other securities.

Item 3.  Description of Property

      The Company does not own or lease any real property except for an executive office suite leased from Executive Suites of Grove Centre, Inc. until March 31, 1999 at a monthly base rent of $430.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

      The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director and officer of the Company and (iii) all directors and officers as a group. The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of Common

Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right.


                                            Number of         Percent
Name and Address of Beneficial Owner        Shares Owned      Owned
------------------------------------        ------------      ------
Alfred M. Schiffrin.......................  4,000,000         87.2%
c/o A.M.S. Marketing, Inc.
7040 W. Palmetto Park Road
Building 4, Suite 572
Boca Raton, FL 33433

Alicia M. LaSala..........................    400,000          8.7%(1)
6674 Serena Lane
Boca Raton, FL  33433

All Executive Officers and Directors
as a Group (one
person...................................   4,000,000         87.2%


-----------------
(1) Includes 20,000 shares of Common Stock owned of record by a trust for the benefit of Mrs. LaSala's minor child of which her husband is the sole trustee and 160,000 shares of Common Stock owned of record by her husband's individual retirement account. Mrs. LaSala disclaims beneficial ownership of such shares.

Item 5.  Directors, Executive Officers.

      The following table sets forth the name, age and position of each director and executive officer of the Company as of the date hereof.


NAME                        AGE         POSITION
Alfred M. Schiffrin         61          President, Secretary, Treasurer and
                                        Director

      Alfred M. Schiffrin has been President, Secretary, Treasurer and a Director of the Company since January 1998. Since December 1995, Mr. Schiffrin has been the President of Newmarket Strategic Development Corp., a consulting company. From September 1995 to May 1997, Mr. Schiffrin was President of L.H. Ross & Company, a broker dealer registered with the National Association of Securities Dealers (the "NASD"). From September 1994 to August 1995, Mr. Schiffrin was an independent investor. From July 1994 to September 1994, Mr. Schiffrin was an account executive with Ross Securities, an NASD broker dealer located in Boca Raton, Florida.

Item 6.  Executive Compensation

      The Company has not paid any compensation to its current officer and director. The Company expects to pay reasonable compensation at such time as the Company's business develops to such extent that it is able to do so. The Company does not have any incentive or stock option plans and does not have any employment agreements.

Item 7.  Certain Relationships and Related Transactions

      The Company has not entered into any transactions during the last two fiscal years with any director, executive officer, director nominee, 5% or more shareholder, nor has the Company entered into transactions with any member of the immediate families of the foregoing persons (includes spouse, parents, children, siblings, and in-laws) nor is any such transaction proposed, except as follows: in January 1998, the company sold 1,200,000 shares of Common Stock to Alfred M. Schiffrin for an aggregate consideration of $1,200. During 1998, the Company borrowed (and repaid) $7,500 from its President, as a non-interest bearing working capital advance.

Item 8.  Description of  Securities

      The Company's authorized capital consists of 20,000,000 shares of Common Stock, par value $.001 per share. Holders of shares of Common Stock are entitled to one vote per share at all meetings of stockholders. Stockholders are not permitted to cumulate votes in the election of directors. All shares of Common Stock are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights to purchase any additional shares of Common Stock. In the event of liquidation, dissolution or winding up of the Company, holders of the Common Stock will be entitled to receive on a pro rata basis all assets of the Company remaining after satisfaction of all liabilities. The outstanding shares of Common Stock are duly and validly issued, fully paid and non-assessable.

      As of the date hereof, the Company has outstanding 4,588,900 shares of Common Stock.

                                          PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Market For Common Stock and Related Stockholder Matters

      There is no public trading market for the Company's Common Stock. The Company intends to apply to have the Common Stock traded on the OTC Bulletin Board. No assurance can be given that such application will be approved and, if approved, that an active trading market for the Common Stock will be established or maintained.

      There are no outstanding options or warrants to purchase, or securities convertible into, shares of Common Stock.

      As of the date hereof, there are 4,000,000 shares of Common Stock that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") and the

Company has not agreed to register any shares of Common Stock under the Securities Act for sale by security holders.

      The Company is not, and has not proposed to, publicly offer any shares of Common Stock.

Holders of Record

      As of February 1, 1999, there were approximately 64 holders of record of the Company's Common Stock, and the number of beneficial holders was approximately 66.

Dividends

      The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Under Delaware law, a Company is prohibited from paying dividends if the Company, as a result of paying such dividends, would not be able to pay its debts as they come due, or if the Company's total liabilities and preferences to preferred shareholders exceed total assets. Any payment of cash dividends of the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

Item 2.  Legal Proceedings

      As of the date hereof, the Company is not a party to any material pending legal proceeding and is not aware of any threatened legal proceeding.

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

      There has been no change in principal independent accountants or reported disagreements on any matter of accounting principles or procedures or financial statement disclosures during the Company's two most recent fiscal years.

Item 4.  Recent Sales of Unregistered Securities

      No securities that were not registered under the Securities Act have been issued or sold by the Company within the past three years, except as described below. The share information below does not reflect the Forward Split.

      1. On January 2, 1998, the Company issued an aggregate of 1,200,000 shares of Common Stock for aggregate gross proceeds of $1,200. The shares were issued to Alfred M. Schiffrin, a sophisticated investor, in reliance upon the exemption provided by Section 4(2) of the Securities Act.

      2. On June 29, 1998, the Company issued an aggregate of 50,000 shares of Common Stock for an aggregate gross proceeds of $50. The shares were issued to Anthony M. Collura, a sophisticated investor, in reliance upon the exemption provided by Section 4(2) of the Securities Act.

      3. In December, 1998, the Company completed a private placement of its Common Stock to 62 investors pursuant to Rule 504 of Regulation D, as promulgated by the Securities and Exchange Commission under the Securities Act. The Company issued 44,450 shares of its Common Stock at $1.00 per share. The shares were issued to the following investors:

                                       Number of Shares
       Name of Investor                   Purchased           Amount Invested
       Acosta, Maximino                       300                  300
       Acosta,  Maximino, C/F Alissa          100                  100
        Acosta UGMAFL
       Acosta,  Maximino, C/F Lisette         100                  100
        Acosta UGMAFL
       Acosta,  Maximnio, C/F Nicholas        100                  100
        Acosta UGMAFL
       Astrove, Andrew & Ellen             10,000               10,000
       Ayala, Ritchie                         100                  100
       Bancroft, Michael, Sr.                 500                  500
       Bromberg, Alfred                       200                  200
       Bruno, Cirino                          100                  100
       Cimino, Enzo                           250                  250
       Cimino, Margaret                       250                  250
       Cohen, Ronald                        2,500                2,500
       Cohen, Sandra                        2,500                2,500
       Collura, Anthony M.                  1,000                1,000
       Collura, Anthony M., C/F Alaina      1,000                1,000
        Collura UGMANY
       Collura, Anthony M., C/F Alyssa      1,000                1,000
        Collura UGMANY
       Collura, Anthony M., C/F Ariana      1,000                1,000
        Collura UGMANY


       Dexter, John                           100                  100
       Egry, Donald                           350                  350
       Egry, Janice                           350                  350
       Feder, Elaine                          100                  100
       Feder, William                         100                  100
       Feinmel, Howard                        100                  100
       Fitton, Randall                        200                  200
       Gusrae, Bert & Wendy                   100                  100
       Gusrae, Bert, C/F Gary Gusrae          100                  100
        UGMAFL
       Gusrae, Bert, C/F Robert               100                  100
        Gusrae UGMAFL
       Harding, Bonnie                        100                  100
       Harding, James                         100                  100
       Harding, James, C/F Kristen            100                  100
        Harding UGMAFL
       Harding, James, C/F Stephanie          100                  100
        Harding IGMAFL
       Jacobsen Peter                         100                  100
       Klosta, Robert                         750                  750
       Kraus, Michael                         100                  100
       Lorch, Edward & Theresa              1,000                1,000
       Markowitz, Michael                     200                  200
       Matteis, Joyn                        5,000                5,000
       McMillan, Scott                        200                  200
       Mednick, Gary                          100                  100
       Mednick, Gary, C/F Carly               100                  100
        Mednick UGMANY
       Mednick, Gary, C/F Melanie             100                  100
        Mednick UGMANY
       Mednick, Jayne                         100                  100
       Michelin, Franklyn                     150                  150
       Miller, Bruce                          500                  500

                                       10

       Miller, Bruce, C/F Amber               500                  500
        Miller UGMANY
       Miller, Bruce, C/F Jerri               500                  500
        Miller UGMANY
       Miller, Bruce, C/F Lynn Miller         500                  500
        UGMANY
       Miller, Edward                         500                  500
       Miller, Janet                          500                  500
       Miller, Lillian                        500                  500
       Pace, Philip, Jr.                      100                  100
       Rich, David                            250                  250
       Rich, Fred                           1,000                1,000
       Rich, Nancy                            750                  750
       Schatz, Adam                           500                  500
       Schatz, David                          500                  500
       Schatz, Larry                        5,000                5,000
       Schiffrin, Carole                      750                  750
       Schiffrin, Geoffrey                    500                  500
       Stern, Alan                            500                  500
       Torres, Angel                          100                  100
       Warmbrand, Monte                       100                  100


Item 5.  Indemnification of Directors and Officers

      The Company's Certificate of Incorporation, as amended, provides that the Company must, to the fullest extent permitted by the General Corporation Law of the State of Delaware, indemnify all persons whom it has the power to indemnify from and against all expenses, liabilities or other matters. The Company's By-laws further provide that the Company must indemnify its directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law and provides for the advancement of expenses incurred by such persons in advance of final disposition of any civil or criminal action, suit or proceeding, subject to repayment if it is ultimately determined that he or she was not entitled to indemnification. The indemnification and advancement of expenses provided in the By-laws are expressly deemed to not be exclusive of any other rights to which a person seeking indemnification or advancement of expenses may otherwise be entitled.

                                          PART F/S

The following financial statements of A.M.S. Marketing Inc. are included in this Part F/S.

Balance Sheet at December 31, 1998.

Statements of Operations for the Years Ended December 31, 1998 and 1997.

Statements of Shareholders' Equity for the Years ended December 31, 1998 and 1997.

Statements of Cash Flows for the Years ended December 31, 1998 and 1997

Notes to Financial Statements

                                INDEPENDENT AUDITOR'S REPORT




The Board of Directors and Shareholders
A.M.S. Marketing, Inc. and Subsidiary
Boca Raton, Florida

     I have audited the consolidated balance sheet of A.M.S. Marketing, Inc. and Subsidiary as of December 31, 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for the two years ended December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

     In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of A.M.S. Marketing, Inc. and Subsidiary as of December 31, 1998, and the results of operations and its cash flows for each of the two years ended December 31, 1998, in conformity with generally accepted accounting principles.





Thomas W. Klash
Certified Public Accountant
Hollywood, Florida
January 20, 1999

                                   A.M.S. MARKETING, INC.
                               (A DEVELOPMENT STAGE COMPANY)
                                 CONSOLIDATED BALANCE SHEET
                                     DECEMBER 31, 1998



                                                       1998
                                                       ----
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                       $35,470
    Accounts receivable - trade                         898
    Prepaid expenses                                    455
                                                     ------
      Total current assets                           36,823
                                                     ------

OTHER ASSETS:
    Security deposits                                   430
                                                    -------
                  Total Assets                      $37,253
                                                    =======


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

      Total current liabilities                       $ -
                                                       ---

SHAREHOLDERS' EQUITY:
    Common Stock, $.001 par value,
      20,000,000 shares authorized;
      4,588,900 shares issued
      and outstanding                                 4,588
    Additional paid-in capital                       45,812
    Deficit accumulated during
      development stage                              (9,347)
    Deficit accumulated prior to
      development stage                              (3,800)
                                                     ------
      Total Shareholders' Equity                     37,253
                                                     ------
      Total Liabilities and
        Shareholders' Equity                        $37,253
                                                    =======

See accompanying notes to financial statements.

                           A.M.S. MARKETING, INC. AND SUBSIDIARY
                               (A DEVELOPMENT STAGE COMPANY)
                                  STATEMENTS OF OPERATIONS
                             TWO YEARS ENDED DECEMBER 31, 1998
                       AND FROM JANUARY 1, 1994 TO DECEMBER 31, 1998



                                                                          Cumulative
                                                                          Development
                                  1998                1997                Stage Amounts
                                  ----                ----                -------------
REVENUES                      $  11,146              $  -                $ 11,146

GENERAL AND
 ADMINISTRATIVE
 EXPENSES                        19,593                224                 20,493
                               --------               ----               --------
NET (LOSS)                    $  (8,447)             $(224)              $ (9,347)
                               ========               ====               ========


PER SHARE INFORMATION:

WEIGHTED AVERAGE
 NUMBER OF COMMON
 SHARES OUTSTANDING
 DURING THE PERIOD            4,469,620          2,000,000              2,823,207
                              =========          =========              =========


BASIC (LOSS) PER SHARE        $   (.002)           $   -                $    (.003)
                              =========          =========             ==========




See accompanying notes to financial statements.

                           A.M.S. MARKETING, INC. AND SUBSIDIARY
                               (A DEVELOPMENT STAGE COMPANY)
                             STATEMENTS OF SHAREHOLDERS' EQUITY
                             TWO YEARS ENDED DECEMBER 31, 1998


                                      Common Stock         Additional
                                    $.001 Par Value          Paid-In        Accumulated
                                  Shares       Amount        Capital         (Deficit)      Total
                                  ------       ------        -------         ---------      -----
Balance -
 December 31, 1996 (as
 previously reported)             1,000      $ 1,000          $ 3,476          $(4,476)      $ -

1000 for 1 Stock
 Exchange, Effective
 July 31, 1998                  999,000(a)        -                -               -          -

2 for 1 Stock Split
 Effective January
 25, 1999                     1,000,000        1,000           (1,000)             -          -
                              ---------       ------         --------         -------        ----

Balance - (Restated)
 December 31, 1996            2,000,000        2,000            2,476           (4,476)        -

Contribution to capita              -             -               224               -          224

Net loss for period                 -             -               -               (224)       (224)
                              ---------       ------         --------          -------        ----

Balance - (Restated)
 December 31, 1997            2,000,000     $  2,000        $   2,700          $(4,700)        -

Sale of Common Stock
 for cash                     1,294,450        1,294           44,406              -        45,700

2 for 1 Stock Split
 Effective January
 25, 1999                     1,294,450        1,294           (1,294)             -          -

Net loss for period                -             -                -             (8,447)     (8,447)
                              ---------       ------         --------         -------      -------
Balance -
 December 31, 1998            4,588,900     $  4,588        $  45,812         $(13,147)    $37,253
                              =========      =======         ========          =======     =======


See accompanying notes to financial statements.

                                   A.M.S. MARKETING, INC.
                               (A DEVELOPMENT STAGE COMPANY)
                                  STATEMENTS OF CASH FLOWS
                           TWO YEARS ENDED DECEMBER 31, 1998 AND
                         FROM JANUARY 1, 1994 TO DECEMBER 31, 1998



                                                                                           Cumulative
                                                                                          Development
                                                                                                Stage
                                                              1998           1997             Amounts
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                 $(8,447)        $ (224)       $(9,347)
    Adjustments to reconcile net loss to
      Net cash used in operating activities:
        Accounts receivable increase                            (898)           -             (898)
         Prepaid expenses increase                              (455)           -             (455)
         Security deposit increases                             (430)           -             (430)
                                                              ------           ----         ------
    Net cash (used in) operating activities                  (10,230)          (224)       (11,130)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Shareholder working capital contributions                    -              224            900
    Issuance of Common Stock                                  45,700            -           45,700
    Proceeds from borrowings                                   7,500            -            7,500
    Principal repayment of borrowings                         (7,500)           -           (7,500)
                                                             -------           ----        -------
    Net cash provided by financing activities                 45,700            224         46,600
                                                             -------           ----        -------

INCREASE IN CASH AND CASH EQUIVALENTS                         35,470            -           35,470

CASH AND CASH EQUIVALENTS
    - BEGINNING OF PERIOD                                        -              -              -
                                                            --------           ----        -------
CASH AND CASH EQUIVALENTS
    - END OF PERIOD                                         $ 35,470          $ -         $ 35,470
                                                             =======           ====        =======


See accompanying notes to financial statements.

                           A.M.S. MARKETING, INC. AND SUBSIDIARY
                               (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                     DECEMBER 31, 1998


NOTE A -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           Operations - A.M.S. Marketing, Inc. (the "Company") was incorporated in the State of Delaware on July 23, 1998. The Company is pursuing its business plan of marketing pre-owned name brand copy machines from its sales facility located in Pompano Beach, Florida.

           On July 31, 1998, the Company acquired the assets, liabilities, and operations of Parkview Management, Inc. The business combination was accounted for in a manner similar to a pooling of interests because the shareholders of Parkview Management, Inc. received 100% of the stock of A.M.S. Marketing, Inc. as a result of the merger. Accordingly, historical values of Parkview Management, Inc. are reflected in the consolidated financial statements of the successor entity, A.M.S. Marketing, Inc.

           Consolidation - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Parkview Management, Inc. (a development stage company). Inter-company transactions and accounts have been eliminated.

           Development Stage - The Company's management is in the process of raising working capital, developing a business plan and commencing operations. Accordingly, the Company is classified as a development stage company.

           Parkview Management, Inc. conducted no business operations effectively from January 1, 1994 through December 31, 1997. Accordingly, it is classified as a development stage company for that period of time. Cumulative operating expenses and cash flows are combined with those of A.M.S. Marketing, Inc. in the accompanying statements of operations and cash flows for the five year period ended December 31, 1998.

           Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                           A.M.S. MARKETING, INC. AND SUBSIDIARY
                               (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                     DECEMBER 31, 1998


NOTE A -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

           Cash Equivalents - Holdings of highly liquid investments with original maturities of three months or less and investments in money market funds are considered to be cash equivalents.

           Income Taxes - Deferred tax liabilities and assets are provided for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

           Loss Per Share - Loss per share for the period is computed by dividing net loss for the period by the weighted average number of common shares outstanding during the period. There are no common stock equivalents.

           All per share amounts are retroactively restated to reflect the capitalization of the successor entity, A.M.S. Marketing, Inc., and the January 25, 1999 stock split.

NOTE B - COMMON STOCK

           Prior to the merger with Parkview Management, Inc., the Company sold to certain promoters the equivalent of 1,250,000 (pre-split) common shares at par value for consideration of $1,250.

           The Company sold 44,450 pre-split shares of its common stock, at $1.00 per share, to investors during 1998. The offering was made in accordance with the Securities Act of 1933, Rule 504, Regulation D.

NOTE C -   INCOME TAXES

           The Company's net loss of approximately $8,400 may be carried forward to the year 2018 for tax purposes.

           Deferred taxes relating to the tax benefit of the net operating loss was offset by a valuation account due to the uncertainty of profitable operations in the future.

                           A.M.S. MARKETING, INC. AND SUBSIDIARY
                               (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                     DECEMBER 31, 1998


NOTE D -   SUBSEQUENT EVENT

           On January 11, 1999, the Company's Board of Directors declared a two-for-one stock split to shareholders of record on January 25, 1999. Share and per share data for all periods presented have been adjusted to reflect the split.

NOTE E -   RELATED PARTY TRANSACTIONS

           Loans and Advances - The Company borrowed (and repaid) $7,500 from its President during 1998, as a non-interest bearing working capital advance.

                                    PART III

Item 1.           Index to Exhibits

Exhibit Number          Description of Exhibit
3.1                     Registrant's  Certificate of Incorporation,
                        as amended

3.2                     Registrant's By-laws

4.                      Specimen form of Registrant's  Common Stock
                        Certificate

27.1                    Financial Data Schedule




SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          A.M.S. Marketing, Inc.,
                                          a Delaware corporation


                                          By: /s/ Alfred M. Schiffrin
                                             ---------------------------------
                                             Alfred M. Schiffrin, President
                                             and Chief Executive Officer

Dated:         2/18       , 1999
       -------------------

                                    21





